

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2024

Bradley Gray
Chief Financial Officer
Diversified Energy Company plc
1600 Corporate Drive
Birmingham, Alabama 35242

      Re: Diversified Energy Company plc
           Schedule TO-I filed February 26, 2024
           File No. 005-94334

Dear Bradley Gray:

     We have reviewed your filing and have the following comment(s).

     Please respond to this letter by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to our letter, we may have additional comments.

General

1.   As reiterated to counsel and representatives of the Company, due to the limitation on participation in the Tender Offer, the Tender Offer does not comply with the all-holders requirement of Rule 13e-4(f)(8)(i), which requires that the Tender Offer be open to all target security holders, rather than just record holders. Refer to footnote 35 of Exchange Act Release No. 23421 (July 11, 1986). In addition to this fundamental issue with the structure of the Tender Offer, we are providing herein additional comments relating to elements of the disclosure in the offer materials.

2.   As currently structured, the Offer contemplates fixing the purchase price for the subject securities on the business day prior to the expiration date. Thus, the material terms of the Offer will be unknown until the business day prior to expiration. We refer to Item 4 of Schedule TO and corresponding Item 1004 of Regulation M-A. Referencing prior no-action letters, staff interpretative positions and any relevant facts unique to your Offer, please provide an analysis of how your Offer is in compliance with Rules 13e-4(f)(1)(ii) and 14e-1(b).

3.   It appears you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A. Please explain why you do not believe that pro forma

financial information is material in the context of this Offer, or revise to provide it in the amended offer materials.

4.	Revise to explain what you mean by the statement in several places in the offer materials that: "All Share purchase transactions by Stifel will be carried out on the London Stock Exchange only."

Letter from the Chairman, page 6

5.	Revise to state with greater specificity the purpose of the Offer, which we understand extends beyond the matters discussed in the Letter from the Chairman. Refer to Item 6 of Schedule TO and Item 1006(a) of Regulation M-A.

Terms of the Tender Offer, page 12

6.	We note your disclosure that "the Company will not be required to accept for payment, purchase or pay for any Shares tendered … if prior to the Closing Date … the total number of Shares purchased pursuant to the Tender Price is more than 3,881,238 Shares." We note, however, that it does not appear that purchases would occur prior to the Closing Date, as of which time all offer conditions must be satisfied or waived. Please revise or advise.

7.	We note your disclosure on page 15 that (emphasis added) "Shareholders who submit a valid TTE instruction in respect of the Tender Offer will be deemed to have *irrevocably* waived their right to receive their respective Entitlement." Please revise to clarify whether shareholders who tender and agree to forego their Entitlement but later withdraw their tenders will have their Entitlement to the Q323 Dividend restored.

8.	Refer to paragraph 2.12 on page 16. Revise to state that the Tender Offer is also subject to U.S. federal securities laws, including U.S tender offer rules.

Terms of the Tender Offer, page 12

9.	Refer to page 13. Explain what is meant by a "limitation on prices," or delete.

Transfer of Shares from DTC to CREST, page 18

10.	Provide an estimated time frame needed to transfer Shares from DTC to CREST in order to participate in the Tender Offer.

11.	Disclose the amount of the "administration fee" that may be charged by the Transfer Agent in connection with the transfer of Shares out of DTC and into CREST, which is necessary for participation in the Tender Offer. Supplementally analyze how this complies with the best price provisions of Rule 13e-4(f)(8)(ii).

Termination of the Tender Offer, page 21

12.	Revise to clarify what is meant by the possibility of "postponing" the Tender Offer, as referenced at the bottom of page 21. If this is synonymous with "extending" it, please clarify.

<u>Parties Engaged in Solicitations, page 23</u>

13.   Please disclose the itemized fees and expenses incurred in making the Offer. Refer to Item 9 of Schedule TO and Item 1009(a) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or Tina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: David Miller, Esq.